SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Long Term Incentive Plan, dated May 27, 2005.

                                                          Scottish Power plc

                                                       Long Term Incentive Plan

Scottish Power plc ("the Company") announces that on 26 May 2005 awards to acquire Shares were granted under the Long Term Incentive
Plan to the following Executive Directors of the Company. Awards vest only if the Remuneration Committee is satisfied that certain gateway performance conditions, relating to the Company's underlying financial performance and customer service standards are met.
The number of Shares actually transferred is dependent upon the Company's relative position, measured by total shareholder return performance, against a group of investor-owned energy companies.

Name of Director                         Number of Shares
                                            Under Award

Ian Russell                                  113,222
David Nish                                    69,057
Simon Lowth                                   69,057
Judi Johansen                                 63,356
Charles Berry                                 64,239

Enquiries:

Colin McSeveny, Group Media Relations Manager             0141 636 4515
Alan McCulloch, Assistant Company Secretary                01698 396414

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 27, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary